Mail Stop 3561

 							September 16, 2005

Mr. Barry J. Sharp
Executive Vice President and Chief Financial Officer
The AES Corporation
4300 Wilson Boulevard
Arlington, VA 22203

	Re:	AES Ironwood, LLC
File No. 333-91391
AES Red Oak, LLC
File No. 333-40478
		Form 10-K for Fiscal Year Ended December 31, 2004
      Filed March 30, 2005
		Forms 10-Q for Fiscal Quarters Ended
      March 31, 2005 and June 30, 2005
IPALCO Enterprises, Inc.
File No. 1-8644
Form 10-K for Fiscal Year Ended December 31, 2004
      Filed March 24, 2005
      Forms 10-Q for Fiscal Quarters Ended
      March 31, 2005 and June 30, 2005
AES Eastern Energy, LP
File No. 333-89725
      Form 10-K for Fiscal Year Ended December 31, 2004
      Filed March 31, 2005
      Forms 10-Q for Fiscal Quarters Ended
      March 31, 2005 and June 30, 2005

Dear Mr. Sharp:

	We have completed our review of your Form 10-Ks and related filings and have no further comments at this time.

								Sincerely,


								George F. Ohsiek, Jr.
      Branch Chief